As Filed with the Securities and Exchange Commission on _____, 2003. Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               ABSA GROUP LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)

                          THE REPUBLIC OF SOUTH AFRICA
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1727
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Timothy F. Keaney
                            Executive Vice President
                              The Bank of New York
                             101 Barclay Street, 22W
                              New York, N.Y. 10286
                            Telephone (646) 885-3309
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
         Kevin Kelley                             Jennifer M. Schneck
    Clifford Chance US LLP                             Linklaters
       200 Park Avenue                              One Silk Street
   New York, New York 10166                         London EC2Y 8HQ
                                                        England
        It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)
    If a separate statement has been filed to register the deposited shares,
                            check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                                    Proposed maximum       Proposed maximum
         Title of each class of                    Amount          offering price per     aggregate offering         Amount of
      Securities to be registered             to be registered           unit(1)               price(1)          registration fee
American Depositary Shares evidenced by        10,000,000 American      U.S. $0.05           U.S. $1,000,000        U.S. $80.90
American Depositary Receipts, each American     Depositary Shares
Depositary Share evidencing two (2) ordinary
shares in registered form, par value R2, of
ABSA Group Limited (the "Shares").

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the Registration Statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.



                                     PART I


                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of Securities to Be Registered
         ------------------------------------------

                              CROSS REFERENCE SHEET

                                                                      Location in Form of American Depositary
         Item Number and Caption                                        Receipt Filed Herewith as Prospectus
         -----------------------                                        ------------------------------------

(1)      Name and address of depositary                          Introductory Article

(2)      Title of American Depositary Receipts and               Face of American Depositary Receipt, top center
         identity of deposited securities


   Terms of Deposit:

  (i)    The amount of deposited securities                      Face of American Depositary Receipt, upper right corner
         represented by one unit of
         American Depositary Shares

  (ii)   The procedure for voting, if any, the deposited         Articles number 15 and 16
         securities

  (iii)  The collection and distribution of dividends            Articles number 12, 14 and 15

  (iv)   The transmission of notices, reports and proxy          Articles number 11, 15 and 16
         soliciting material

  (v)    The sale or exercise of rights                          Article number 13

  (vi)   The deposit or sale of securities resulting             Articles number 12 and 17
         from dividends, splits or plans of reorganization

  (vii)  Amendment, extension or termination of the              Articles number 20 and 21
         Deposit Agreement

  (viii) Rights of holders of Receipts to inspect the            Article number 11
         transfer books of the depositary and the list
         of holders of Receipts

                                                                      Location in Form of American Depositary
         Item Number and Caption                                        Receipt Filed Herewith as Prospectus
         -----------------------                                        ------------------------------------

  (ix)   Restrictions upon the right to deposit or               Articles number 2, 3, 4, 5, 6 and 8
         withdraw the underlying securities

  (x)    Limitation upon the liability of the depositary         Article number 18

(3)      Fees and Charges                                        Article number 7


Item 2.  Available Information
         ---------------------

Statement that ABSA Group Limited furnishes the Commission        Article number 11
with certain public reports and documents required by
foreign law or otherwise under Rule 12g3-2(b) under the
U.S. Securities Exchange Act of 1934, as amended, and that
such reports can be inspected by holders of American
Depositary Receipts and copied at public reference
facilities maintained by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits
         --------

     (a) Form of Deposit  Agreement  (including the form of American  Depositary
Receipt), dated as of           , 2003 among ABSA Group Limited (the "Company"),
The Bank of New York (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

     (d) Opinion of Clifford Chance US LLP, United States counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings
         ------------

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) The Depositary undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, The Bank of New York, on behalf of the legal entity created by the
Deposit Agreement dated as of             , 2003, among ABSA Group Limited,  The
Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New
York, as of               , 2003.

                           Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value R2, of ABSA Group Limited


                           By:      THE BANK OF NEW YORK,
                                      as Depositary



                           By:        /s/ Vincent J. Cahill Jr.
                                      ------------------------------------------
                                      Name:     Vincent J. Cahill Jr.
                                      Title:    Vice President

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, ABSA Group Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The Republic of
South Africa, as of           , 2003.

                             By:    ABSA GROUP LIMITED



                             By:    /s/ D C Cronje
                                    ------------------
                             Name:  D C Cronje
                             Title:   Chairman


     Each of the undersigned hereby constitutes and appoints Mr. W R Somerville and Mr. F J du Toit his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the
following persons in the capacities indicated as of             , 2003.

Name                                                         Title
----                                                         -----

/s/ D C Cronje                                               Chairman
--------------------------------------------
Name:   D C Cronje

/s/ D C Brink                                                Deputy Chairman
--------------------------------------------
Name:   D C Brink

/s/ E R Bosman                                               Group Chief Executive
--------------------------------------------
Name:   E R Bosman
                                                             Deputy Group Chief Executive
--------------------------------------------
Name:   G R Pardoe

/s/ D C Arnold                                               Director
--------------------------------------------
Name:   D C Arnold
                                                             Director
--------------------------------------------
Name:   L Boyd
                                                             Director
--------------------------------------------
Name:   B P Connellan

/s/ A S du Plessis                                           Director
--------------------------------------------
Name:   A S du Plessis

Name                                                         Title
----                                                         -----

/s/ F J du Toit                                              Director
--------------------------------------------
Name:   F J du Toit

/s/ G Griffin                                                Director
--------------------------------------------
Name:   G Griffin
                                                             Director
--------------------------------------------
Name:   L N Jonker

/s/ P du P Kruger                                            Director
--------------------------------------------
Name:   P du P Kruger
                                                             Director
--------------------------------------------
Name:   F A Sonn

/s/ T M G Sexwale                                            Director
--------------------------------------------
Name:   T M G Sexwale
                                                             Director
--------------------------------------------
Name:   P E I Swartz
                                                             Director
--------------------------------------------
Name:   T van Wyk

/s/ J H Schindehutte                                         Principal Financial Officer
--------------------------------------------
Name:   J H Schindehutte

/s/ E Wasserman                                              Principal Accounting Officer
--------------------------------------------
Name:   E Wasserman

/s/ L J Ponce Saer                                           Authorized Representative in the United States
--------------------------------------------
Name:   L J Ponce Saer

                                INDEX TO EXHIBITS



Exhibit                                                                                          Sequentially
Number                                                                                           Numbered Page
-------                                                                                          -------------
(a)             Deposit Agreement (including the form of American Depositary Receipt),                 8
                dated as of             , 2003, among the Company, the Depositary and
                each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(d)             Opinion of Clifford Chance US LLP, United States counsel for the                       54
                Depositary, as to the legality of the securities being
                registered.



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